November 7, 2002	Trading Symbols:
News Release 02-17	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

    SILVER STANDARD TO ACQUIRE SIGNIFICANT SILVER RESOURCE
IN NEVADA GOLD-SILVER PROPERTY

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that it has entered into a letter agreement for a unique option/joint venture with Vista Gold Corp. (TSX & AMEX: VGZ) of Littleton, Colorado, in which Silver Standard will acquire all silver resources hosted in the Maverick Springs gold-silver prospect in northern Nevada.

Under the terms of the letter agreement, Silver Standard will pay Vista US$300,000 on closing of a formal agreement and contribute US$1.2 million toward exploration programs, land holding costs and option payments. Vista closed its agreement to acquire a 100% interest in Maverick Springs from Newmont Mining Corporation on October 7, 2002, subject to a back-in right and underlying royalties. Silver Standard’s payments reflect the current ratio of the gross value of silver and gold hosted by Maverick Springs and equal approximately US$0.015 per resource ounce of silver, subject to Newmont’s back-in rights.

Maverick Springs is a Carlin-type, silver-dominant precious metals prospect located near Elko, Nevada. The project has had sufficient drilling completed by other operators to support a resource calculation. As required by Canada’s National Instrument 43-101, Snowden Mining Industry Consultants of Vancouver, British Columbia, has completed an independent technical study whose results are summarized below.

Maverick Springs Resource Summaries

Gold (based on a cut-off of 0.005 ounces of gold/ton)

Category	Tons	Gold Grade (in oz./ton)	Contained Gold (in ounces)
Indicated	29,181,000	0.012	350,000
Inferred	67,905,000	0.011	747,000

Silver (based on a cut-off of 0.50 ounces of silver per ton)

Category	Tons	Gold Grade (in oz./ton)	Contained Gold (in ounces)
Indicated	27,391,000	1.18	32,321,000
Inferred	56,840,000	1.21	68,776,000

The intent of the formal agreement to be signed by Vista and Silver Standard is that in the future joint venture between the two companies, Silver Standard will own and control Maverick Spring’s silver resources and Vista Gold will own and control its gold resources. Vista Gold will be operator.

Until the joint venture is formed following Silver Standard’s earn-in, a two-person management committee will be responsible for decisions on property activities. Vista’s representative will have a 45% vote and Silver Standard’s representative will have a 55% vote. On Silver Standard’s earn-in, costs will be shared by the two companies on the same ratio as established for operation of the management committee: Vista, 45%/Silver Standard, 55%, subject to standard dilution provisions.

Under the agreement between Newmont and Vista, Newmont retains either a 1.5% net smelter returns royalty or a right to acquire a 51% interest in Maverick Springs by paying Vista cash equalling 200% of exploration expenditures. As part of the transaction, Vista agreed to undertake at least 20,000 feet (6,100 meters) of drilling, of which 7,000 feet (2,100 meters) will be completed before year-end 2002.

In other Silver Standard corporate developments, the company has issued 45,000 common shares to American Reclamation Inc. as part of the company’s purchase of the 16:1 Mill now being shipped to the Shafter silver project south of Marfa, Texas. The hold period for the shares expires on February 1, 2003. A further 8,000 common shares, issued to American Reclamation for the 16:1 Mill’s filters, will have a hold period expiring on March 4, 2003.

Subject to Newmont’s back-in rights at Maverick Springs, Silver Standard’s measured and indicated silver resources will increase to 257 million ounces and inferred silver resources will total an additional 344 million ounces. Silver Standard is well-financed with a current cash position of over $15.7 million. Its core silver-dominant projects are located in Australia, Argentina, Chile, Mexico and the United States.

In addition to drilling now under way at Maverick Springs, a 6,000-meter program of diamond drilling is now under way at the Manantial Espejo silver-gold project in Argentina and a 13,500-meter program of reverse circulation and diamond drilling is being completed at the Bowdens silver project in Australia. Silver Standard is also pursuing acquisitions of other significant silver projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations at invest@silverstandard.com or call (888) 338-0046. The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.